Joshua A. Kaufman +1 212 479 6495 josh.kaufman@cooley.com	VIA EDGAR AND HAND DELIVERY

May 25, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris, Special Counsel
Amanda Ravitz, Assistant Director, Office of Electronics and Machinery
Tom Jones, Legal Staff Attorney

Re:	Neuronetics, Inc.
Amended Registration Statement on Form S-1
Submitted March 16, 2018
CIK No. 0001227636

Ladies and Gentlemen:

On behalf of Neuronetics, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) conveyed orally on May 21, 2018 (the “Comments”), relating to the Company’s Amended Registration Statement on Form S-1, confidentially submitted on April 26, 2018 (the “Amended Registration Statement”).

The Company is concurrently publicly filing the Registration Statement (the “Registration Statement”), which reflects changes made in response to the Comments. We are also sending the Staff a copy of this letter along with three copies of the Registration Statement marked to show all changes from the Amended Registration Statement.

We have incorporated the Comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

1.	Indicate in the Use of Proceeds disclosure that it is not possible to estimate the cost of the development of the Neurostar system for the completion of the approval processes as previously represented in the SEC response letter in Response 8.

The Company has added disclosure on page 58 of the Registration Statement to address the Staff’s comment.

2.	Indicate in the Business section the significance of the Company’s failure to meet the primary endpoint in the adolescent Neurostar trial.

The Company has added disclosure on page 106 of the Registration Statement to address the Staff’s comment.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com

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U.S. Securities and Exchange Commission

May 25, 2018

Page Two

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman
Joshua A. Kaufman

cc:	Chris Thatcher, Neuronetics ,Inc.
Peter Donato, Neuronetics, Inc.
Divakar Gupta, Cooley LLP
Brandon Fenn, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com